Saker Aviation Services, Inc.

101 Hangar Road

Avoca, Pennsylvania 18641

May 3, 2012

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saker Aviation Services, Inc.
Post-Effective Amendment No. 6 to Registration Statement on Form SB-2 Filed May 2, 2008
Post-Effective Amendment No. 7 to Registration Statement on Form SB-2 Filed July 1, 2008
Post-Effective Amendment No. 8 to Registration Statement on Form SB-2 Filed October 21, 2008
File No. 333-125811

Dear Mr. Dobbie:

Saker Aviation Services, Inc., a Nevada corporation (the “Company”), hereby requests that its Post-Effective Amendments Nos. 6, 7, and 8, to Form SB-2 Registration Statement (File No. 333-125811), originally filed with the Securities Exchange Commission on May 2, 2008, July 1, 2008, and October 21, 2008, respectively (collectively, the “Post-Effective Amendments”), be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Post-Effective Amendments in response to a letter dated April 12, 2012 from the Securities Exchange Commission, and to clarify that the Company no longer wishes to maintain an effective registration statement for the benefit of the selling security holders named in such Post-Effective Amendments. No securities were sold under the Post-Effective Amendments.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (570) 414-2912 or Daniel R. Kinel of Harter Secrest & Emery LLP, our legal counsel, at (585) 231-1186.

Respectfully yours,

/s/ Ronald J. Ricciardi

Ronald J. Ricciardi

President and Chief Executive Officer

Saker Aviation Services, Inc.

101 Hangar Road

Avoca, Pennsylvania 1864

cc:	Sonia Bednarowski, Securities Exchange Commission,
Division of Corporation Finance